Exhibit 99.2
ASML publishes 2021 Annual Reports

VELDHOVEN, the Netherlands, February 9, 2022 - Today, ASML Holding NV (ASML) has published its 2021 Annual Reports. ASML will file its 2021 Annual Report based on US GAAP with the US Securities and Exchange Commission (SEC) and its 2021 Annual Report based on IFRS-EU with the Dutch Authority for the Financial Markets (AFM).
ASML's 2021 Annual Reports are available at www.asml.com. ASML's 2021 Annual Report based on US GAAP will also be available at www.sec.gov. The Annual Report based on IFRS will be published at www.afm.nl.
ASML will hold its Annual General Meeting of Shareholders (AGM) in Veldhoven on April 29, 2022. The AGM agenda with all related documents will be available at www.asml.com on March 15, 2022.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 32,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.